Exhibit (a)(18)
FOR IMMEDIATE RELEASE
CANADA SOUTHERN MAINTAINS RECOMMENDATION THAT SHAREHOLDERS ACCEPT CANADIAN OIL SANDS OFFER
- Acknowledges extension of Canadian Oil Sands offer, comments on Canadian Superior proposal -
CALGARY, AB, August 2nd, 2006 — The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today acknowledged that the wholly owned subsidiaries of Canadian Oil Sands Trust (“Canadian Oil Sands”) (TSX: COS.UN) have extended their offer to purchase all outstanding shares of Canada Southern for US$13.10, all cash, until midnight (Mountain time) on August 18th, 2006, and reiterated its unanimous recommendation that shareholders accept the Canadian Oil Sands offer.
Richard C. McGinity, Chairman of the Canada Southern Board said: “Canadian Superior has done nothing to alleviate our initial concerns regarding the lack of clarity, certainty and credibility associated with its proposed offer. Canadian Superior’s original offer of Cnd$2.50 and 2.75 Canadian Superior shares is currently valued at approximately US$8.01 based on the trading price of Canadian Superior shares at the close of the AMEX on August 1st. At this point, that is the only offer on the table from Canadian Superior and it is worth substantially less than the US$13.10 Canadian Oil Sands is offering.”
“The Canada Southern Board will thoroughly consider and evaluate the financial and other terms of Canadian Superior’s amended proposal, if and when the original offer is formally amended. In the meantime, we maintain our unanimous recommendation that shareholders should support Canadian Oils Sands’ US$13.10 all-cash offer and tender their shares into it prior to its expiration on August 18th,” added McGinity.
If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-866-678-1770
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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